File No. 69-228


                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 FORM U-3A-2


  STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
             PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT
                                   OF 1935

                                  Nicor Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Nicor Inc., an Illinois corporation, is a holding company, whose subsidiaries are engaged primarily in gas distribution and containerized shipping. The general office of the company and subsidiary companies, except as otherwise noted, is located at 1844 Ferry Road, Naperville, Illinois 60563-9600. The following are subsidiaries of the company, all of which are wholly owned:

Northern  Illinois  Gas  Company  (doing  business  as Nicor  Gas  Company)  and
Subsidiary

Northern Illinois Gas Company, an Illinois Corporation doing business as Nicor Gas Company (Nicor Gas), is a public utility, as defined in the Act, and is engaged principally in the purchase, storage, transportation, distribution and sale of natural gas to the public in northern Illinois, excluding the city of Chicago. It serves nearly 2 million customers in more than 600 communities and adjacent areas in about 35 counties. Nicor Gas is subject to the comprehensive jurisdiction of the Illinois Commerce Commission which has authority to regulate substantially all phases of Nicor Gas' public utility business in Illinois. NI-Gas Exploration, Inc., an Illinois corporation and a wholly owned subsidiary of Nicor Gas, is a partner in a small oil and gas production project.

Birdsall, Inc. and Subsidiaries

Birdsall, Inc. (Birdsall), a Florida corporation headquartered in Riviera Beach, Florida, is engaged primarily in the handling and carriage of containerized cargo. Birdsall's major subsidiary, Tropical Shipping and Construction Co., Ltd. (Tropical), a Bahamian corporation, is engaged in containerized cargo shipping between the Port of Palm Beach, Florida and 22 ports in the Caribbean. Other wholly owned subsidiaries of Birdsall or Tropical and places of incorporation are: Birdsall Shipping Co., Ltd. - Liberia; Birdsall Shipping, S.A. - Panama; Container Terminals, Ltd. - Bahamas; Freship S.A. - Dominican Republic; Tropical Shipping of Canada, Inc. - Delaware;

                                    - 1 -
Birdsall, Inc. and Subsidiaries (concluded)

Transfresca, S.A. - Honduras; Birdsall de Mexico, S.A.de C.V.- Mexico; Tropical Shipping, Inc. - Delaware; Tropical Shipping International, Ltd. - Bahamas; Tropical Shipping Agency, Inc. - Delaware; and Tropical Shipping Europe B.V. - Netherlands, all of which own vessels, act as shipping agents or operate as nonvessel operating common carriers. Seven Seas Insurance Company Ltd. - Bahamas and Seven Seas Insurance Company, Inc. - Florida insure cargo for marine risk. Tropic Equipment Leasing Inc. - Delaware maintains equity interests in a container leasing business.

Nicor Energy Ventures Company and Subsidiaries

Nicor Energy Ventures Company, a Delaware corporation, serves as a holding company for several nonutility subsidiaries operating in the Midwest, all of which are Delaware corporations: Nicor Energy Services Company offers various residential products and services including service contracts on space heating, air conditioning and water heating equipment; Nicor Technologies Inc. provides pipeline design and construction and corrosion protection services, and moves new technologies, primarily natural gas-related, from concept to marketplace; Nicor NGV Corp. is a partner in Clean Fuel Services, an entity that provides turnkey natural gas fuel station services for the natural gas vehicle market; Nicor HUB Services Inc. is the sole member in a limited liability company, Nicor Enerchange, L.L.C., which is a wholesale natural gas marketing company that also administers a market-area hub; Nicor Energy Management Services Company is a member in a limited-liability company, Nicor Energy, L.L.C., which markets natural gas and electricity and provides related retail services; Nicor Energy Solutions Inc. offers energy systems design and construction.


Other Subsidiaries

Nicor Horizon, Inc., a Delaware corporation, is a member in a limited liability company, Horizon Pipeline, L.L.C., which is engaged in the development of a natural gas pipeline in Northern Illinois; Tropical Bahamas Ltd., a Bahamian corporation, is a finance company whose principal business is with affiliates; Nicor Oil and Gas Corporation, a Delaware corporation that formerly owned subsidiaries engaged in gas and oil exploration and production, has disposed of substantially all of its assets; Nicor National Inc., a Delaware corporation, and its two wholly owned subsidiaries, Nicor National Louisiana Inc. and Nicor National Illinois Inc., also both Delaware corporations, were formerly engaged in the shipyard business and have disposed of substantially all of their assets; and Nicor Mining Inc., a Delaware corporation formerly engaged in the coal mining business, has disposed of substantially all of its assets.

2. Gas Distribution Properties. The gas distribution, transmission and storage system of Nicor Gas is wholly within the State of Illinois and includes approximately 30,000 miles of mains, approximately 27,000 miles of service pipe connecting the mains to customers' premises and seven underground storage fields. Other properties of Nicor Gas include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools, communication and computer equipment, software and office equipment, as required for the conduct of its business.

3. The following information relates to Nicor Gas for calendar year 2000:

   a. Mcf of natural gas distributed at
      retail (1)                           257,411,361

   b. Mcf of natural gas distributed at
      retail outside of Illinois                      None

   c. Mcf of natural gas sold at wholesale
      outside of or at the state line of
      Illinois (2)                           42,676,633

   d. Mcf of natural gas purchased outside
      of or at the state line of Illinois (3)    253,482,643

   (1)Represents direct sales to residential and commercial consumers only. Sales to industrial consumers for their own use were 6,149,436 Mcf. In
      addition,   163,874,874   Mcf,   93,981,900   Mcf  and  4,444,466  Mcf  of
      customer-owned gas were delivered to industrial, commercial and residential consumers, respectively, through transportation agreements.
   (2)Represents transactions with marketers, brokers and/or other resellers of natural gas. Nicor Gas has not sold gas directly to end-users outside the state of Illinois.
   (3)Although this gas was purchased outside of Illinois, it was transported to Illinois by nonaffiliated pipelines and virtually all of the gas was delivered inside Illinois or sold at wholesale outside Illinois.

4. Not applicable.

                                  Signature



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February, 2001.


                              Nicor Inc.



                              By           KATHLEEN L. HALLORAN
                                           Kathleen L. Halloran
                                         Executive Vice President,
                                      Finance and Administration

CORPORATE SEAL





ATTEST:



          A. C. ALLISON
          A. C. Allison
       Assistant Secretary







Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

               Kathleen L. Halloran
               Executive Vice President,
               Finance and Administration

               Nicor Inc.
               P. O. Box 3014
               Naperville, Illinois  60566-7014

                                Exhibits Index


Exhibit
Number                        Description
------------------------------------------------------------------------------


A-1         Nicor Inc. Consolidating Statement of Operations

A-2         Nicor Inc. Consolidating Balance Sheet

A-3         Nicor Inc. Consolidating Statement of Retained Earnings

A-4         Birdsall, Inc. Consolidating Statement of Operations

A-5         Birdsall, Inc. Consolidating Balance Sheeet

A-6         Birdsall, Inc. Consolidating Statement of Retained Earnings

A-7         Nicor Energy Ventures Company Consolidating Statement  of
            Operations

A-8         Nicor Energy Ventures Company Balance Sheet

A-9         Nicor Energy Ventures Company  Consolidating Statement of
            Retained Earnings






                                                                                                                Exhibit A-1
                                                                                                                (Unaudited)

                                                     Nicor Inc.
                                          Consolidating Statement of Operations
                                          For the Year Ended December 31, 2000
                                            (Millions, except per share data)


                                                                                        Nonoperating
                                                                       Nicor            Subsidiaries,
                                                                      Energy     Other   Adjustments
                                  Nicor        Nicor   Birdsall,     Ventures   Subsid-     and
                                   Inc.         Gas    Inc.(a)     Company (b)  iaries  Eliminations  Consolidated
                                  -------   ---------  --------   -----------  -------  ------------  ------------

Operating revenues                $     -   $ 1,883.7  $  248.3   $  169.9     $     -   $      (3.8) $    2,298.1
                                  -------   ---------  --------   --------     -------   -----------  ------------

Operating expenses
   Cost of gas                          -     1,277.1         -      142.8           -         (16.1)      1,403.8
   Operating and maintenance          2.8       160.3     203.4       20.3           -           0.1         386.9
   Depreciation                         -       128.1      15.9        0.3           -             -         144.3
   Taxes, other than income taxes       -       117.5       3.5          -           -             -         121.0
   Other                                -       148.0         -          -           -             -         148.0
                                   ------   ---------  --------   --------     -------    ----------    ----------
                                      2.8     1,831.0     222.8      163.4           -         (16.0)      2,204.0
                                   ------   ---------  --------   --------     -------    ----------    ----------

Operating income (loss)              (2.8)       52.7      25.5        6.5           -          12.2          94.1
                                   ------   ---------  --------   --------     -------    ----------    ----------

Other income (expense)
   Income from continuing
     subsidiaries                    53.8           -         -          -           -        (53.8)             -
   Other, net                        (0.2)       20.3       7.7        1.8           -        (14.0)          15.6
                                   ------   ---------  --------   --------     -------   ----------     ----------
                                     53.6        20.3       7.7        1.8           -        (67.8)          15.6
                                   ------   ---------  --------  ---------     -------   ----------     ----------
Income (loss) before interest
  on debt and income taxes           50.8        73.0      33.2        8.3           -        (55.6)         109.7

Interest on debt, net of
  amounts capita1ized                14.3        44.0       0.8        0.6           -        (11.1)          48.6
                                   ------   ---------  --------  ---------     -------   ----------     ----------

Income (loss) before income taxes    36.5        29.0      32.4        7.7           -        (44.5)          61.1

Income taxes                        (10.2)        6.8      11.5        3.1           -          3.2           14.4
                                  -------   ---------   -------  ---------     -------    ---------     ----------

Net income (loss)                    46.7        22.2      20.9        4.6           -        (47.7)          46.7

Dividends on preferred stock          0.3         0.4         -          -           -         (0.4)           0.3
                                   ------   ---------  --------  ---------     -------   ----------     ----------

Earnings (loss) applicable to
  common stock                    $  46.4    $   21.8   $  20.9  $     4.6     $     -   $    (47.3)   $      46.4
                                  =======    ========   =======  =========     =======   ==========    ===========

Average shares of common stock
   Basic                                                                                                      46.2
   Diluted                                                                                                    46.3

Earnings per average share of common stock
   Basic                                                                                               $      1.01
   Diluted                                                                                                    1.00






   (a) From Birdsall, Inc. Consolidated column on Exhibit A-4.
   (b) From Nicor Energy Venture Company Consolidated column on Exhibit A-7.

   Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-9 aggregate less than 2% of Nicor Inc.
                consolidated assets.





                                                                                                                      Exhibit A-2
                                                                                                                      (Unaudited)
                                                                Nicor Inc.
                                                         Consolidating Balance Sheet
                                                             December 31, 2000
                                                                 (Millions)


                                                                                            Nonoperating
                                                                         Nicor              Subsidiaries,
                                                                        Energy    Other      Adjustments
                                      Nicor      Nicor    Birdsall,    Ventures   Subsid-        and
                                       Inc.       Gas      Inc.(a)   Company (b)  iaries     Eliminations   Consolidated
                                     -------    -------   ---------  -----------  -------   -------------   ------------
ASSETS

Current assets
  Cash and cash equivalents         $   5.1   $    39.7  $     22.6  $    2.9    $    1.1   $   (15.6)     $   55.8
  Short-term investments, at cost
    which approximates market             -           -        42.8       0.2           -           -          43.0
  Receivables, less
    allowance of $ 14.5                87.6       570.8        35.7      69.1         1.1      (104.3)        660.0
  Gas in storage                          -        19.3           -      12.5           -           -          31.8
  Deferred gas costs                      -        49.2           -         -           -           -          49.2
  Deferred income taxes                 4.7        60.8         0.8         -           -        (8.7)         57.6
  Other                                 0.6         9.7         4.7       0.4           -         1.8          17.2
                                    -------     -------     -------   -------     -------     -------       -------
                                       98.0       749.5       106.6      85.1         2.2      (126.8)        914.6
                                    -------     -------     -------   -------     -------     -------       -------

Investments in continuing
  subsidiaries                      1,158.8           -           -         -           -    (1,158.8)            -
                                    -------     -------     -------   -------     -------     -------       -------

Property, plant and equipment,
  at cost
    Gas distribution                      -     3,292.8           -         -           -           -       3,292.8
    Shipping                              -           -       281.8         -           -           -         281.8
    Other                               0.2           -           -       1.6           -         0.2           2.0
                                    -------     -------     -------   -------     -------     -------       -------
                                        0.2     3,292.8       281.8       1.6           -         0.2       3,576.6
  Less accumulated depreciation         0.1     1,692.0       154.0       0.8           -         0.1       1,847.0
                                    -------     -------     -------   -------     -------     -------       -------
                                        0.1     1,600.8       127.8       0.8           -         0.1       1,729.6
                                    -------     -------     -------   -------     -------     -------       -------
Other assets                           12.0       170.3        54.9       4.0           -           -         241.2
                                    -------     -------     -------   -------     -------     -------       -------
                                  $ 1,268.9   $ 2,520.6   $   289.3  $   89.9    $    2.2   $(1,285.5)    $ 2,885.4
                                    =======     =======     =======   =======     =======     =======       =======


LIABILITIES AND CAPITALIZATION

Current liabilities
     Long-term obligations due
       within one year            $       -   $   125.5   $       -   $     -    $      -   $    (0.5)    $   125.0
     Short-term borrowings            474.1       355.6        22.5      31.7         1.1      (443.0)        442.0
     Accounts payable                   6.4       546.7        24.5      41.0         0.1       (12.1)        606.6
     Mercury-related costs                -        78.0           -         -           -           -          78.0
     Other                             19.9        75.0        (2.2)      3.2           -       (36.0)         59.9
                                    -------     -------     -------    ------     -------     -------       -------
                                      500.4     1,180.8        44.8      75.9         1.2      (491.6)      1,311.5
                                    -------     -------     -------    ------     -------     -------       -------

Deferred credits and other
  liabilities
    Deferred income taxes              23.5       210.2        61.5       1.4           -           -         296.6
    Regulatory income tax liability       -        70.4           -         -           -           -          70.4
    Unamortized investment
       tax credits                        -        41.1           -         -           -           -          41.1
    Other                              30.9        76.9         1.9       0.2        (0.1)       (5.2)        104.6
                                    -------     -------     -------   -------     -------     -------       -------
                                       54.4       398.6        63.4       1.6        (0.1)       (5.2)        512.7
                                    -------     -------     -------   -------     -------     -------       -------

Capitalization
     Long-term debt                       -       347.1           -         -           -           -         347.1
     Preferred stock
       Redeemable                       6.3         6.6           -         -           -        (6.6)          6.3
       Nonredeemable                      -         1.4           -         -           -        (1.4)            -
     Common stock                     113.7        76.1         0.5       6.4         1.0       (84.0)        113.7
     Paid-in capital                      -       108.0        12.0       0.8           -       120.8)            -
     Retained earnings                594.1       402.0       168.6       5.2         0.1      (575.9)        594.1
                                    -------     -------     -------   -------     -------     -------       -------
                                      714.1       941.2       181.1      12.4         1.1      (788.7)      1,061.2
                                    -------     -------     -------   -------     -------     -------       -------
                                  $ 1,268.9   $ 2,520.6   $   289.3 $    89.9   $     2.2  $ (1,285.5)    $ 2,885.4
                                    =======     =======     =======   =======     =======     =======       =======

     (a) From Consolidated column on Exhibit A-5.
     (b) From Consolidated column on Exhibit A-8.


                                                                                                                     Exhibit A-3

                                                                                                                     (Unaudited)

                                                                   Nicor Inc.
                                                Consolidating Statement of Retained Earnings
                                                    For The Year Ended December 31, 2000
                                                                   (Millions)


                                                                                        Nonoperating
                                                                          Nicor                 Subsidiaries,
                                                                          Energy     Other       Adjustments
                                        Nicor      Nicor     Birdsall,   Ventures    Subsid-         and
                                         Inc.       Gas       Inc.(a)   Company (b)  iaries     Eliminations   Consolidated
                                       -------    -------   ----------  -----------  -------    -------------  ------------


     Balance at beginning of year    $   670.5   $  491.2  $   154.6    $    0.6     $     -   $   (646.4)    $   670.5

     Net income (loss)                    46.7       22.2       20.9         4.6           -        (47.7)         46.7

     Dividends on common stock           (76.4)    (111.0)      (7.0)          -           -        118.0         (76.4)

     Dividends on preferred stock         (0.3)      (0.4)         -           -           -          0.4          (0.3)

     Reacquired and cancelled stock      (46.4)         -          -           -           -            -         (46.4)

     Rounding                                -          -        0.1           -         0.1         (0.2)            -
                                       -------    -------    -------     -------     -------      -------       -------

     Balance at end of year          $   594.1   $  402.0   $  168.6    $    5.2    $    0.1    $  (575.9)    $   594.1
                                       =======    =======    =======     =======     =======      =======       =======

     (a) From Consolidated column on Exhibit A-6.
     (b) From Consolidated column on Exhibit A-9.



                                                                                                                      Exhibit A-4

                                                                                                                      (Unaudited)

                                                                 Birdsall, Inc.
                                                     Consolidating Statement of Operations
                                                      For the Year Ended December 31, 2000
                                                                   (Millions)


                                            Tropical
                                            Shipping &    Birdsall    Seven     Tropic     Other      Adjustments
                                Birdsall,  Construction   Shipping,    Seas    Equipment   Subsid-        and
                                  Inc.     Company, Ltd.    S.A.       Inc.     Leasing    iaries     Eliminations   Consolidated
                                --------   -------------  ---------   -------   ---------  --------  -------------  -------------

Operating revenues             $   81.9     $   214.2     $   13.4  $     7.3  $     -    $    68.9  $    (137.4)   $   248.3
                                -------       -------      -------    -------    -------    -------      -------      -------

Operating expenses
   Operating and maintenance       78.0         190.6         10.1        2.5        0.1       59.5       (137.4)       203.4
   Depreciation                     5.3           8.6          1.5          -          -        0.5          0.0         15.9
   Taxes, other than
     income taxes                   2.7           0.6            -          -          -        0.2            -          3.5
                                -------       -------      -------    -------    -------    -------      -------      -------
                                   86.0         199.8         11.6        2.5        0.1       60.2       (137.4)       222.8
                                -------       -------      -------    -------    -------    -------      -------      -------

Operating income (loss)            (4.1)         14.4          1.8        4.8       (0.1)       8.7          0.0         25.5
                                -------       -------      -------    -------    -------    -------      -------      -------

Other income (expense), net        22.9          11.6            -        0.4        3.7        1.1        (32.0)         7.7
                                -------       -------      -------    -------    -------    -------      -------      -------

Income (loss) before interest
  on debt and income taxes         18.8          26.0          1.8        5.2        3.6        9.8        (32.0)        33.2

Interest on debt, net of
  amounts capitalized               1.2           1.1         (0.9)         -          -       (0.6)           -          0.8
                                -------       -------      -------    -------    -------    -------      -------       ------
Income (loss) before
  income taxes                     17.6          24.9          2.7        5.2        3.6       10.4        (32.0)        32.4

Income taxes                        7.9           0.2            -        2.0        1.2        0.2            -         11.5
                                -------       -------      -------    -------    -------    -------      -------      -------

Net income (loss)              $    9.7     $    24.7     $    2.7   $    3.2   $    2.4   $   10.2    $   (32.0)   $    20.9
                                =======       =======      =======    =======    =======    =======      =======      =======




                                                                                                                  Exhibit A-5

                                                                                                                 (Unaudited)

                                                                     Birdsall, Inc.
                                                              Consolidating Balance Sheet
                                                                   December 31, 2000
                                                                       (Millions)


                                                  Tropical
                                                  Shipping &     Birdsall   Seven    Tropic      Other    Adjustments
                                    Birdsall,   Construction    Shipping,    Seas    Equipment  Subsid-     and
                                      Inc.      Company, Ltd.     S.A.       Inc.    Leasing    iaries   Eliminations  Consolidated
                                   ----------  --------------  ----------  -------  ---------   -------  ------------  ------------
ASSETS

Current assets
 Cash and cash equivalents        $    1.7     $    7.0       $     -   $   (0.4)  $   13.9    $    0.4   $      -      $   22.6
 Short-term investments, at cost
   which approximates market             -         39.1             -        1.8          -         1.9          -          42.8
 Receivables, less
    allowance of $0.9                  0.3         33.5             -        0.4        0.1         1.4          -          35.7
 Other                                 2.6          1.3             -          -        1.1         0.5          -           5.5
                                   -------      -------       -------    -------    -------     -------    -------       -------
                                       4.6         80.9             -        1.8       15.1         4.2          -         106.6
                                   -------      -------       -------    -------    -------     -------    -------       -------

Investments in subsidiaries           30.7         28.6             -          -          -         2.2      (61.5)            -
                                   -------      -------       -------    -------    -------     -------    -------       -------

Property, plant and equipment,
   at cost                           101.0        125.2          47.4        0.2          -         5.2        2.8         281.8
  Less accumulated depreciation       52.4         66.5          28.9        0.1          -         3.3        2.8         154.0
                                   -------      -------       -------    -------    -------     -------    -------       -------
                                      48.6         58.7          18.5        0.1          -         1.9          -         127.8
                                    ------      -------       -------    -------    -------     -------    -------       -------

Other assets                           7.3        (21.7)         15.5        4.8       46.4         2.6          -          54.9
                                   -------      -------       -------    -------    -------     -------    -------       -------

                                 $    91.2     $  146.5      $   34.0   $    6.7   $   61.5    $   10.9   $  (61.5)     $  289.3
                                   =======      =======       =======    =======    =======     =======    =======       =======



LIABILITIES AND CAPITALIZATION

Current liabilities

  Short-term borrowings          $    22.5     $      -     $      -    $      -   $      -    $      -   $      -      $   22.5
  Accounts payable                     7.4         14.5          0.9         0.3          -         1.4          -          24.5
  Other                                0.5          0.1            -           -       (2.8)          -          -          (2.2)
                                   -------      -------      -------     -------    -------     -------    -------       -------
                                      30.4         14.6          0.9         0.3       (2.8)        1.4          -          44.8
                                   -------      -------      -------     -------    -------     -------    -------       -------

Deferred credits and
  other liabilities
    Deferred income taxes             21.7            -            -           -       39.8           -          -          61.5
    Other                              1.1          0.3          0.4           -          -         0.1          -           1.9
                                   -------      -------      -------     -------    -------     -------    -------       -------
                                      22.8          0.3          0.4           -       39.8         0.1          -          63.4
                                   -------      -------      -------     -------    -------     -------    -------       -------

Capitalization
  Preferred stock                        -          2.0            -           -          -           -       (2.0)            -
  Common stock                         0.5            -            -         0.8       20.0         2.5      (23.3)          0.5
  Paid-in capital                     12.0            -         25.2         1.0          -         0.9      (27.1)         12.0
  Retained earnings                   25.5        129.6          7.5         4.6        4.5         6.0       (9.1)        168.6
                                   -------      -------      -------     -------    -------     -------    -------       -------
                                      38.0        131.6         32.7         6.4       24.5         9.4      (61.5)        181.1
                                   -------      -------      -------     -------    -------     -------    -------       -------

                                 $    91.2     $  146.5     $   34.0    $    6.7   $   61.5    $   10.9   $  (61.5)     $  289.3
                                   =======      =======      =======     =======    =======     =======    =======       =======



                                                                                                                      Exhibit A-6

                                                                                                                     (Unaudited)

                                                                    Birdsall, Inc.
                                                    Consolidating Statement of Retained Earnings
                                                        For The Year Ended December 31, 2000
                                                                      (Millions)



                                              Tropical
                                             Shipping &    Birdsall    Seven    Tropic    Other    Adjustments
                                  Birdsall, Construction   Shipping,    Seas   Equipment  Subsid-     and
                                    Inc.     Company, Ltd.     S.A.     Inc.    Leasing   iaries   Eliminations  Consolidated
                                  --------  -------------  --------   -------  ---------  -------  ------------  ------------


  Balance at beginning of year   $   22.8    $    117.1    $    6.3   $   4.4  $   2.1   $   8.6   $    (6.7)     $   154.6

  Net income (loss)                   9.7          24.7         2.7       3.2      2.4      10.2       (32.0)          20.9

  Dividends on common stock          (7.0)        (12.3)       (1.5)     (3.0)       -     (12.8)       29.6           (7.0)

  Rounding                              -             -           -         -        -       0.1           -            0.1
                                  -------       -------     -------   -------   -------   -------    -------        -------
  Balance at end of year         $   25.5    $    129.5    $    7.5  $    4.6  $   4.5   $   6.1   $    (9.1)     $   168.6
                                  =======       =======     =======   =======   =======   =======    =======        =======





                                                                                                                Exhibit A-7
                                                                                                                (Unaudited)

                                                Nicor Energy Ventures Company
                                            Consolidating Statement of Operations
                                            For the Year Ended December 31, 2000
                                                         (Millions)



                                             Nicor
                                            Energy         Nicor                           Adjustments
                                           Ventures         HUB               Other            and
                                            Company     Services, Inc.     Subsidiaries    Eliminations   Consolidated
                                         -----------    --------------     ------------   -------------   ------------

Operating revenues                       $      -       $    146.8        $    23.1      $        -        $  169.9
                                          -------          -------          -------         -------         -------

Operating expenses
  Cost of gas                                   -            142.8                -               -           142.8
  Operating and maintenance                     -              1.0             19.3               -            20.3
  Depreciation                                0.2              0.1                -               -             0.3
  Taxes, other than income taxes                -                -                -               -               -
  Other                                         -                -                -               -               -
                                          -------          -------          -------         -------         -------
                                              0.2            143.9             19.3               -           163.4
                                          -------          -------          -------         -------         -------

Operating income                             (0.2)             2.9              3.8               -             6.5
                                          -------          -------          -------         -------         -------

Other income (expense)
  Income from continuing subsidiaries         4.7                -                -            (4.7)              -
  Other, net                                    -              0.1              1.7               -             1.8
                                          -------          -------          -------         -------         -------
                                              4.7              0.1              1.7            (4.7)            1.8
                                          -------          -------          -------         -------         -------
Income (loss) before interest on debt
  and income taxes                            4.5              3.0              5.5            (4.7)            8.3

Interest on debt,
   net of amounts capitalized                   -              0.5              0.1               -             0.6
                                          -------          -------          -------         -------         -------

Income (loss) before income taxes             4.5              2.5              5.4            (4.7)            7.7

Income taxes                                 (0.1)             1.0              2.2               -             3.1
                                          -------          -------          -------         -------         -------

Net income (loss)                        $    4.6        $     1.5        $     3.2      $     (4.7)      $     4.6
                                          =======          =======          =======         =======         =======








                                                                                                                       Exhibit A-8
                                                                                                                      (Unaudited)

                                                        Nicor Energy Ventures Company
                                                         Consolidating Balance Sheet
                                                              December 31, 2000
                                                                 (Millions)


                                        Nicor
                                       Energy        Nicor                         Adjustments
                                      Ventures        HUB             Other           and
                                       Company    Services, Inc.    Subsidiaries   Eliminations     Consolidated
                                      ---------   --------------    -------------  -------------    ------------
ASSETS

Current assets
  Cash and cash equivalents           $   0.2     $       -          $   2.7       $       -          $    2.9
  Short-term investments, at cost
     which approximates market              -             -              0.2               -               0.2
  Receivables, less
     allowance of $ 0.1                     -          64.8              4.3               -              69.1
  Gas in storage                            -          12.5                -               -              12.5
  Deferred Gas Costs                        -             -                -               -                 -
  Other                                     -           0.2              0.2               -               0.4
                                       -------      -------          -------         -------           -------
                                          0.2          77.5              7.4               -              85.1
                                       -------      -------          -------         -------           -------

Investments in continuing subsidiaries   11.8             -              0.0           (11.8)                -
                                       -------      -------          -------         -------           -------

Property, plant and equipment, at cost
   Gas distribution                         -             -                -               -                 -
   Shipping                                 -             -                -               -                 -
   Other                                  0.9           0.1              0.6               -               1.6
                                      -------       -------          -------         -------           -------
                                          0.9           0.1              0.6               -               1.6
   Less accumulated depreciation          0.2           0.1              0.5               -               0.8
                                      -------       -------          -------         -------           -------
                                          0.7             -              0.1               -               0.8
                                      -------       -------          -------         -------           -------

Other assets                                -             -              4.0               -               4.0
                                      -------       -------          -------         -------           -------

                                     $   12.7    $     77.5        $    11.5       $   (11.8)        $    89.9
                                      =======       =======          =======         =======           =======


LIABILITIES AND CAPITALIZATION

Current liabilities
  Long-term obligations due
     within one year                 $      -    $        -        $       -       $       -         $       -
  Short-term borrowings                     -          31.1              0.6               -              31.7
  Accounts payable                          -          38.0              3.0               -              41.0
  Other                                  (0.1)          3.1              0.2               -               3.2
                                      -------       -------          -------         -------           -------
                                         (0.1)         72.2              3.8               -              75.9
                                      -------       -------          -------         -------           -------

Deferred credits and other liabilities
  Deferred income taxes                   0.4           0.3              0.7               -               1.4
  Regulatory income tax liability           -             -                -               -                 -
  Unamortized investment tax credits        -             -                -               -                 -
  Other                                     -             -              0.2               -               0.2
                                      -------       -------          -------         -------           -------
                                          0.4           0.3              0.9               -               1.6
                                      -------       -------          -------         -------           -------

Capitalization
  Long-term debt                            -             -                -               -                 -
  Preferred stock
    Redeemable                              -             -                -               -                 -
    Nonredeemable                           -             -                -               -                 -
  Common stock                            6.4           1.5             12.5           (14.0)              6.4
  Paid-in capital                         0.8             -                -               -               0.8
  Retained earnings                       5.2           3.5             (5.7)            2.2               5.2
                                       -------      -------          -------         -------           -------
                                         12.4           5.0              6.8           (11.8)             12.4
                                       -------      -------          -------         -------           -------
                                     $   12.7     $    77.5        $    11.5       $   (11.8)        $    89.9
                                       =======      =======          =======         =======           =======



                                                                                                                       Exhibit A-9

                                                                                                                       (Unaudited)

                                                        Nicor Energy Venture Company
                                               Consolidating Statement of Retained Earnings
                                                    For The Year Ended December 31, 2000
                                                                   (Millions)


                                                 Nicor
                                                 Energy          Nicor                           Adjustments
                                                Ventures          HUB            Other               and
                                                Company      Services, Inc.   Subsidiaries      Eliminations      Consolidated
                                               ---------    ---------------   --------------   ---------------    ------------


 Balance at beginning of year                $     0.6       $     2.0        $   (8.9)         $    6.9         $      0.6

 Net income (loss)                                 4.6             1.5             3.2              (4.7)               4.6
                                               -------         -------         -------           -------            -------
 Balance at end of year                      $     5.2       $     3.5        $   (5.7)         $    2.2         $      5.2
                                               =======         =======         =======           =======            =======
